

05044896

SECURI[illegible] ON

Washington, D.C. [illegible]


SEC MAIL
RECEIVED
PROCESSING
NOV 29 2005
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192
SECTION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 42323

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/04 (MM/DD/YY) AND ENDING 09/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Consumer Concepts Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5000 Austell-Powder Springs Rd.

(No. and Street)

Austell	GA	30106
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vernon Collett 770-953-2234

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Don R.Maples

(Name – *if individual, state last, first, middle name*)

1242 Moccasin Creek Rd.,Clarkesville,GA 30523

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 03 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Vernon Collett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Consumer Concepts Investments, Inc., as of September, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title



KRISTIE IVEY
MY COMMISSION EXPIRES
OCT.
3
2007
NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents

Consumer Concepts Investments
Statement of Financial Position
As of September 30, 2005 and 2004

	2005	2004
ASSETS		
Cash	$ 71,761	$ 84,808
Account Receivable	45,836	48,432
Prepaid assets	6,919	4,704
Amounts due from representatives	-	13,824
Property and Equipment		
equipment and furniture	49,053	49,053
Leasehold improvements	1,200	1,200
Less accumulated depreciation	(36,926)	(32,650)
Total Property and Equipment-net	13,327	17,603
Investments	3,300	3,300
Total ASSETS	$141,143	$172,671
LIABILITIES and STOCKHOLDERS' EQUITY		
Liabilities		
Accounts payable and accrued expens	$ 50,079	$ 56,890
Other accrued liabilities	-	40,944
	50,079	97,834
Stockholder's Equity		
10% Preferred stock (No par; Auth 175;issued 225)	225,000	225,000
Common stock(No par; Authorized 750 222 issued;528 unissued)	103,540	103,040
Additional paid-in capital	5,500	5,500
Treasury stock	(2,000)	
Retained earnings	(240,976)	(258,703)
Total Stockholder's Equity	91,064	74,837
Total Liabilities & Stockholders' Equity	$141,143	$172,671

Statement of Operations and Changes in Retained Earnings
For The Years Ending September 30, 2005 and 2004

	2005	2004
Revenue		
Commissions	$1,619,724	$1,269,073
Brokerage fees	126	839
Other	33,748	11,319
Total Revenue	1,653,598	1,281,231
Operating Expenses		
Commissions	1,264,762	908,840
Wages and salaries	166,769	131,885
Consulting and outside services	23,776	16,800
Travel	6,011	2,476
Rent	11,751	16,170
Office expense	11,062	10,507
Telephone	11,458	12,738
Payroll taxes	19,699	48,364
Legal and professional	64,494	48,525
Insurance	7,795	31,684
Depreciation expense	4,276	6,661
Bonding fees	10,859	10,964
Loss on abandoned assets		72,500
Other expenses	23,161	13,695
Total Operating Expenses	1,625,873	1,331,809
Net Income(Loss)	$ 27,725	$ (50,578)
Beginning Retained Earnings	(258,701)	(198,125)
Dividends in preferred stock	(10,000)	(10,000)
Ending Retained Earnings	$ (240,976)	$ (258,703)

The accompanying notes are an integral part of this statement

NOTE 1 -Summary of Significant Accounting Policies

The financial statements of Consumer Concepts Investments, Inc. have been prepared on the accrual basis of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures. Actual results could differ from those estimates. The significant accounting policies applied in the preparation of the accompanying financial statements are described below:

Nature of the Business

The Company provides broker dealer services and other security related transactions. The Company is registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers (NASD). The Company, as an introducing broker, predominately sells a variety of financial products, including mutual funds, variable life and annuity insurance products. It derives additional revenue from fees.

Concentrations

Since 1999, the Company has entered into an association with an insurance agency to sell variable life insurance and annuity products. The insurance agency has provided a significant sales force in order to sell these products. The revenues derived from this association are significant to the Company. The association with the insurance agency is by mutual agreement and may be terminated by either party. If the insurance agency terminates the relationship the company's operations would be adversely affected.

Commissions

Commissions are recorded when earned. Commissions on variable life contracts are subject to cancellation and repayment if the contract is canceled within a certain period of time. The Company records variable life commissions earned net of such cancellations. The company dose not believe there is a reasonable possibility that such cancellations will be material to the financial statements.

Accrued Commissions Receivable

Management believes that all accounts receivable as of September 30, 2005, were fully collectible. Therefore, no allowance for bad debts was provided.

Fixed Assets

The cost of office equipment, computer equipment, and leasehold improvements are depreciated over the estimated useful lives of the related assets. Depreciation is calculated primarily using accelerated methods

Included in machinery and equipment for 2003,is $72,500 of software development cost. This project was abandoned in 2004 and written off.

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule(rule 15c3-1), which requires the maintenance of minimum net capital. At September 30, 2005, net capital of $62,843, which was $57,843in excess of its required net capital of $5,000. The Company's net capital ratio was 0.80 to 1.

Note 2 - Income Taxes

The Company has approximately $174,989 of net operating loss carryforward which will expire in the years 2011 thru 2019. In the opinion of management it is more likely than not that the tax benefits of net operating losses will not be realized. Due to the net operating loss carryforward, no provision for income taxes was recorded in 2005 and 2004.

Note 3 - Reclassification of Financial Statement Presentation

Certain reclassification have been made to the 2004 financial statements to conform with the 2005 financial statement presentation. Such reclassifications had no effect on net income as previously reported.

Note 4 - Inquiries From Regulatory Agency

During 2003 the Company has received inquiries from NASD regarding the ownership of the company as stated on NASD form BD. In prior years the company has reported deficiencies in maintaining it's corporate records and compliance with such requirements. The company is responding to the inquiries and is attempting to resolve all concerns expressed by NASD. As of the date of this report the matter has

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

Consumer Concepts Investments, Inc.

Schedule I - Computation of Net Capital Under
Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended September 30, 2005

NET CAPITAL:	
Total stockholders' equity from statement of financial condition	$ 91,064
Deduct: Stockholder's equity not allowable for net capital	-0
Total stockholders' equity qualified for net capital	91,064
ADD:	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	-0-
Total capital and allowable subordinated Liabilities	91,064
Deduct:	
Non-allowable assets	28,221
Net Capital	$ 62,843
AGGREGATE INDEBTEDNESS:	
Total aggregate indebtedness from statement of financial condition	$ 50,079
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:	
Minimum Net Capital Required	$ 5,000
Excess Net Capital at 1500%	$ 57,843
Excess Net Capital at 1000% (Net Capital - 10% of AI)	$ 5,008
Ratio: Aggregate Indebtedness to Net Capital	0.80 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION:	
Net Capital, as Reported in Company's Part II (Unaudited) FOCUS Report	$62,273
Audit adjustments:	
Accrued expenses	570
Net Capital, as reported above	$ 62,843

Schedule II - Computation of Determination of
Reserve Requirements Under Rule 15c3-3 of
Securities and Exchange Commission
For The Year Ended September 30,2005

Consumer Concepts Investments, Inc. does not maintain customer accounts and, therefore, the computation for determining reserve requirements pursuant to rule 15c3-3 is not applicable.

Schedule III - Information Relating to Possession or
Control requirements Under Rule 15c3-3 of
Securities and Exchange Commission
For The Year Ended September 30, 2005

Consumer Concepts Investments, Inc. does not maintain customer accounts and, therefore, this schedule is not applicable.

The accompanying notes are an integral part of this statement

Don Maples CPA & Co

Don Maples CPA & Co
November 10, 2005